February 2, 2016

Christina DiAngelo Fettig

Office of Disclosure and Review

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Arrow Investments Trust, File Nos. 333-178164 and 811-22638

Dear Ms. DiAngelo Fettig:

On January 6, 2016, you provided oral comments with respect to the Annual Report to Shareholders, for the period ended July 31, 2015 (the "Annual Report") and certain other filings, for the Arrow DWA Tactical ETF (the "Fund"), a series of Arrow Investments Trust (the "Registrant"). Please find below the Registrant's responses to those comments, which the Registrant has authorized Thompson Hine LLP to make on its behalf.

Annual Report

1. Comment. The management discussion and analysis should contain more detail regarding how the Fund performed and why, beyond a discussion of overall market conditions, such as the inclusion of benchmark performance.

Response. Going forward, the management discussion and analysis will contain more detail regarding how the Fund performed and why.

2. Comment. On page 2, in the first footnote, please direct the reader to the Financial Highlights for a more recent expense ratio.

Response. Going forward, the Registrant will add the information requested to the footnote.

3. Comment. Adjacent to the performance information shown on page 3, please include the statement required by Item 27(b)(7)(ii)(b).

Response. Going forward, the Registrant will add the following to the performance information presented:

February 2, 2016

“The Fund’s past performance does not guarantee future results. The investment return and principal value of an investment in the Fund will fluctuate so that an investor’s shares, when redeemed, may be worth more or less than their original cost. Current performance of the Fund may be lower or higher than the performance quoted. Performance data current to the most recent month end may be obtained by visiting www.ArrowShares.com or by calling 1-877-277-6933.”

4. Comment. On page 5, in the Statement of Operations, please confirm whether any Other Expenses were greater than 5%. If so, please confirm that the Registrant will break out the applicable Other Expenses going forward.

Response. The fund accountants confirmed to the Registrant that no Other Expenses were greater than 5%, so they did not need to be broken out from Other Expenses.

5. Comment. On page 11, in Note 4, it mentions the adviser’s ability to recapture waived fees. Please confirm that that this recapture is only permitted when the Fund’s expense ratio is under the cap that was in place at the time of waiver or at the time of recapture, whichever is lower.

Response. The Registrant so confirms.

6. Comment. On page 13, in Note 6, return of capital is noted, but it is not in the Financial Highlights or Statement of Changes in Net Assets. Please explain why it was not included.

Response. The fund accountants confirmed to the Registrant that the information was not included in the Financial Highlights or Statement of Changes in Net Assets because the amount was immaterial.

7. Comment. In Note 1, it states that the Fund is an open-end investment company. Please reconcile this with the Fund’s exemptive order, which states in condition 2 that the Fund may not be advertised or marketed as an open-end investment company or a mutual fund.

Response. The Fund does not advertise or market itself as an open-end investment company; however, the Fund is, in fact, an open-end investment company pursuant to the 1940 Act, so it is correctly stated in Note 1 similar to the requirement that the Fund state its classification in its SAI in accordance with Item 16(a) of Form N-1A.

February 2, 2016

Prospectus

8. Comment. In the prospectus dated December 1, 2015, footnote 1 to the fee table states that the expenses are estimated. Please confirm if this is correct, and remove the footnote in a 497 filing if not.

Response. The Registrant will correct the footnote in a 497 filing.

Miscellaneous

9. Comment. Please include the ticker symbol for DWAT in EDGAR.

Response. The Registrant will add the ticker symbol to EDGAR.

10. Comment. In the 40-17G filing for the Fund’s fidelity bond filed April 8, 2015, it is unclear whether or not the bond is a joint bond. If the bond is a joint bond, please file the additional items required by Section 17(g) of the 1940 Act.

Response. The bond is a joint bond, so the Registrant will refile the bond with all the required items.

11. Comment. In the N-CSR filing the annual report, in the 906 certifications, the treasurer should also indicate in his signature that he is signing as the principal financial officer (e.g., Treasurer (PFO)).

Response. The Registrant will ensure that the treasurer adds the PFO designation to his signature in the future.

12. Comment. In the N-CSR filing the annual report, for items 2(c) and (d), please state “None” rather than skipping the items.

Response. The Registrant will make this change for future filings.

13. Comment. The Fund’s website needs to be updated with the most recent prospectus.

Response. The adviser has updated the Fund’s website with the most recent prospectus.

14. Comment. The premium and discount information on the Fund’s website is missing the information required by item 11(g)(2) of Form N-1A that: “shareholders may pay more than net asset value when they buy Fund shares and receive less than net asset value when they sell those shares, because shares are bought and sold at current

February 2, 2016

market prices” and “the data presented represents past performance and cannot be used to predict future results.”

Response. The adviser has added the additional disclosure to the premium and discount information on the Fund’s website.

* * * * *

The Registrant has authorized me to convey to you that the Registrant acknowledges the following:

•	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and
•	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please call JoAnn Strasser at (614) 469-3265 or Tanya Goins at (202) 973-2722.

Sincerely,

/s/Tanya L. Goins